

Mail Stop 3561

May 20, 2016

Natalia Lopera
Chief Executive Officer
Hip Cuisine, Inc.
2250 NW 114th Avenue
Unit 1P, PTY 11020
Miami, FL 33172

> **Re: Hip Cuisine, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 6, 2016**
> **File No. 333-209346**

Dear Ms. Lopera:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2016 letter.

Registration Statement Cover Page

1. It appears that Rule 415 applies to this offering. As such, please check the appropriate box on the cover page of the registration statement.

Prospectus Summary, page 6

2. We note your response to our prior comment 1 and reissue. Please disclose in the prospectus summary that you are a development stage company. Please also disclose your monthly burn rate and when you would anticipate running out of funds assuming no

shares are sold in this offering. We also note that your auditor has expressed substantial doubt about your ability to continue as a going concern. While we note you have revised the prospectus cover page to indicate you are a development stage company and that your auditor included a going concern opinion, please remove those revisions from the prospectus cover page, and instead, please disclose those in the prospectus summary. Refer generally to Item 501 of Regulation S-K, for information to be included on the outside cover page of the prospectus.

3. We note your response to our prior comment 2 and reissue. Please refer to the last paragraph on page 6. Please also update to include your revenue and net loss for your most recent audited period.

Terms of the Offering, page 24

4. We note your response to our prior comment 7 and re-issue the comment. With an offering price of $.375 per share, please explain how the price will be determined if a purchaser purchases one share or an odd number of shares. For instance, explain to us if the price would be rounded up to $.38 for one share.

Plan of Operations, page 31

Our Business, page 31

5. Please refer to the sixth paragraph. You indicate that the cost to build out the second restaurant and production kitchen is estimated at $225,000. We note the cost of opening the second location in Use of Proceeds, at page 20, is estimated to cost $166,500. Please revise for consistency or clarify if additional financing may be needed, other than from this offering to complete the things discussed here. In this regard, we also note the budgeted cost to complete the website is $16,000, but do not see that discussed in Use of Proceeds, at page 20. Please clarify.

Exhibit 16.1

6. Please file the letter referenced in Item 10 on page 26 from your previous auditors, Cutler & Co., LLC which states whether it agrees with the statements disclosed in this section in accordance with Item 601(b)(16) of Regulation S-K. In addition, please file the consent letter currently provided as exhibit 16.1, under exhibit 23.2.

You may contact Theresa Messinese at (202) 551-3307 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: William D. O'Neal, Esq.